

GAAP Financials

MaestroConference
For the period ended December 31, 2018

Prepared on
April 16, 2019

Table of Contents

Profit and Loss

January - December 2018

	Total	
	Jan - Dec 2018	Jan - Dec 2017 (PY)
INCOME		
4010 Regular Platform		
4010-1 Infusionsoft Subscription	532,534.22	670,917.35
4010-2 OnePay	72,537.60	64,785.65
4010-4 Hybrid		
Hybrid/Maestro Mastermind		
Affiliate	6,368.41	7,234.36
Total Hybrid/Maestro Mastermind	**6,368.41**	**7,234.36**
Total 4010-4 Hybrid	**6,368.41**	**7,234.36**
4012 Event Contracts/VoiceVoice		
4200 Platform Services	7,139.45	34,775.76
Service	25,151.33	20,899.76
Total 4012 Event Contracts/VoiceVoice	**32,290.78**	**55,675.52**
4013 Toll Free, LD & Miscellaneous		
4100-3 PerMinute	31,787.19	5,880.49
Total 4013 Toll Free, LD & Miscellaneous	**31,787.19**	**5,880.49**
Total 4010 Regular Platform	**675,518.20**	**804,493.37**
4020 Special- Cyclical Political Campaign	944.00	16,844.00
4100-2 Large Events	28,854.37	9,365.76
Total 4020 Special- Cyclical Political Campaign	**29,798.37**	**26,209.76**
4030 Other Op. Revenue		250.00
4031 Affiliate & Launch-related Content Revenue		
4600 Affiliate Revenue (Non-Content)		139.40
Total 4031 Affiliate & Launch-related Content Revenue		**139.40**
Total 4030 Other Op. Revenue		**389.40**
4040 VoiceVoice	54,100.00	
4800 Returns & Allowances		
4810 Cash Refunds		(1,019.00)
Total 4800 Returns & Allowances		**(1,019.00)**
Affiliate - VV	(100.00)	
Total Income	**759,316.57**	**830,073.53**
GROSS PROFIT	**759,316.57**	**830,073.53**
EXPENSES		
5000 Selling		
5200 Sales Reps		
Director of Sales		45,075.96
Sales Executive	750.00	
Total 5200 Sales Reps	**750.00**	**45,075.96**
5800 Credit Card Fees	22,628.61	25,968.54
Total 5000 Selling	**23,378.61**	**71,044.50**
6000 Advertising & Marketing		
6100 Marketing		

	Total	
	Jan - Dec 2018	**Jan - Dec 2017 (PY)**
6110 Marketing Coordinator		3,354.00
6120 Marketing Director	63,830.66	84,000.00
6132 Marketing Service	38,931.56	46,835.57
Marketing Software	788.88	2,550.32
Total 6132 Marketing Service	**39,720.44**	**49,385.89**
6350 Marketing Consultants	50.00	25,817.00
6600 Market Research	2,949.65	1,334.64
Total 6100 Marketing	**106,550.75**	**163,891.53**
6500 Graphic Design		282.15
6700 Advertising	460.33	168.56
Total 6000 Advertising & Marketing	**107,011.08**	**164,342.24**
7000 Eng, Dev and Operations		
7100 Tech Work		
Technical Consultant		
Technical - Folio 3	154,186.00	219,681.00
Technical - NexD	82,119.60	94,606.82
Technical - Others	22,699.81	11,208.44
Total Technical Consultant	**259,005.41**	**325,496.26**
Technical Service	42,437.25	25,530.00
Total 7100 Tech Work	**301,442.66**	**351,026.26**
7200 Telecom& Licensing - MC	20,253.08	21,551.18
7201 Telecom& Licensing - VV	2,586.08	
7300 Customer Support		
Customer Service	55,511.55	108,304.90
Facilitators and Curriculum	22,405.00	12,137.47
Software	4,197.82	5,130.85
CRM	7,128.00	7,128.00
Total Software	**11,325.82**	**12,258.85**
Total 7300 Customer Support	**89,242.37**	**132,701.22**
7800 Monthly Service Subscriptions	1,916.90	1,261.28
Servers, Colo & Related		
Cloud or Server Lease	30,580.31	20,852.80
Colocation	37,027.50	41,052.78
Software	500.00	
Total Servers, Colo & Related	**68,107.81**	**61,905.58**
Web Hosting	744.30	1,038.00
Total 7000 Eng, Dev and Operations	**484,293.20**	**569,483.52**
8000 General & Administrative		
8100 Payroll Expenses		
8101- Admin Wages		
Admin	71,000.00	97,462.50
Total 8101- Admin Wages	**71,000.00**	**97,462.50**
Insurance-Medical	12,835.32	9,736.37
Taxes	14,514.33	24,258.08
Workers Compensation Insurance	2,118.90	1,990.02

	Total	
	Jan - Dec 2018	**Jan - Dec 2017 (PY)**
Total 8100 Payroll Expenses	**100,468.55**	**133,446.97**
8200 Legal Fees		
General Corporate		3,250.00
Patents and Trademarks		1,710.00
Total 8200 Legal Fees		**4,960.00**
8210 Consulting		
8211 Executive Consulting		11,465.00
8212 General Office Work	4,994.40	7,585.55
Total 8210 Consulting	**4,994.40**	**19,050.55**
8230 Professional Fees (Non Employee)	350.00	350.00
8300 Administrative		
Administrative Help		1,629.22
Executive Assistant		574.59
Total 8300 Administrative		**2,203.81**
8310 Accounting		
Bookkeeping	18,766.66	19,625.71
Total 8310 Accounting	**18,766.66**	**19,625.71**
8600 Office Expenses	21.84	1,393.00
Dues & Subscription	4,440.23	2,939.58
Janitorial and Maintenance	260.00	1,870.00
Office Software & Service	1,217.84	3,242.66
Office Supplies	1,127.85	5,835.07
Total 8600 Office Expenses	**7,067.76**	**15,280.31**
8650 Utilities		
Gas and Electric	970.27	3,544.00
Highspeed Internet		1,836.66
Telephone	1,871.88	1,767.08
Telephone system	29.29	(1,711.46)
Total 8650 Utilities	**2,871.44**	**5,436.28**
8700 Office Rent	23,049.45	33,970.00
8800 Miscellaneous		456.00
8810 Auto	174.10	
Fuel		7.27
Total 8810 Auto	**174.10**	**7.27**
8830 Licenses and Fees	32.93	739.04
8840 Postage and Delivery	3.00	
8860 Moving Expense	169.45	
8880 Printing and Reproduction	111.94	
8890 Staff Events	979.61	
8910 Travel		
Airfare	198.20	1,543.22
Hotel	203.22	
Parking & Tolls	15.50	9.80
Transportation	30.00	197.50

MaestroConference

	Total	
	Jan - Dec 2018	**Jan - Dec 2017 (PY)**
Travel Meals	904.80	606.70
Total 8910 Travel	**1,351.72**	**2,357.22**
8920 Meals & Entertainment	1,646.13	398.81
8950 Bank Charges		
Annual Fee	150.00	150.00
Paypal Merchant Fees	125.96	
Service Fee	713.52	689.14
Total 8950 Bank Charges	**989.48**	**839.14**
Crowd Funding Platform	5,193.41	7,872.07
Total 8000 General & Administrative	**168,220.03**	**246,993.18**
8951 Late Payment Fee		
9100 Taxes - Non-payroll related	800.00	1,103.52
PLTRUSD Transaction Fee (USD)	26.99	
Total Expenses	**783,729.91**	**1,052,966.96**
NET OPERATING INCOME	**-24,413.34**	**-222,893.43**
OTHER INCOME		
9200 Interest Earned	0.56	1.02
Miscellaneous Income	155.86	
Total Other Income	**156.42**	**1.02**
OTHER EXPENSES		
9300 Interest Expense	8,911.16	13,714.95
9350 Non-convertible Notes		
6% on Non-convertible Notes	23,172.81	22,604.78
Total 9350 Non-convertible Notes	**23,172.81**	**22,604.78**
Prior Years Adjustment		38,146.74
Total Other Expenses	**32,083.97**	**74,466.47**
NET OTHER INCOME	**(31,927.55)**	**(74,465.45)**
NET INCOME	**-$56,340.89**	**-$297,358.88**

MaestroConference

Balance Sheet

As of December 31, 2018

	Total	
	As of Dec 31, 2018	**As of Dec 31, 2017 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
3086 Payroll - 3086	5,112.28	2,793.73
Main Account #6241	24,245.96	22,296.36
New Biz Savings # 3633	334.51	2,302.95
Old Biz Savings - 6505	600.63	2,300.75
Petty Cash	120.00	120.00
PLCLUSD Plooto Clearing (USD)	1,008.40	
Wire 9078	7,242.34	999.70
Total Bank Accounts	**38,664.12**	**30,813.49**
Accounts Receivable		
1500 Accounts Receivable	1,686.00	5,964.00
Total Accounts Receivable	**1,686.00**	**5,964.00**
Other Current Assets		
1000 Employee Advance	400.00	0.00
1700 Prepaid Expense	1,675.94	0.00
Contractor Advance Payment	-187.94	
Total Other Current Assets	**1,888.00**	**0.00**
Total Current Assets	**42,238.12**	**36,777.49**
Other Assets		
1800 Rental Deposit	1,500.00	2,700.00
Total Other Assets	**1,500.00**	**2,700.00**
TOTAL ASSETS	**$43,738.12**	**$39,477.49**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2100 Accounts Payable	129,916.23	151,826.35
Total Accounts Payable	**129,916.23**	**151,826.35**
Credit Cards		
2200 Bank Financing		
3561(3207) Capital One	5,804.20	8,056.12
WF Bus Card 4862 (was 7609)	1,227.50	865.45
Total 2200 Bank Financing	**7,031.70**	**8,921.57**
Total Credit Cards	**7,031.70**	**8,921.57**
Other Current Liabilities		
2300 Accrued Liabilities	0.00	0.00
2400 Deferred Revenue	52,051.32	23,418.98

MaestroConference

	Total	
	As of Dec 31, 2018	**As of Dec 31, 2017 (PY)**
2530 Payroll Liabilities		
CA PIT / SDI	395.83	353.74
Federal Taxes (941/944)	1,863.40	1,901.29
Federal Unemployment (940)	-804.55	0.00
Total 2530 Payroll Liabilities	**1,454.68**	**2,255.03**
2700 Accrued investor interest	2,750.00	750.00
2.5% Accrued Quarterly Revenue	5,232.14	10,343.99
Interest on Full Non-Conv Note@6% Int	0.00	0.00
Total 2700 Accrued investor interest	**7,982.14**	**11,093.99**
Loan Payable	0.00	0.00
Brian Burt	0.00	0.00
Loan Payable - Ayo Oum Shanti	25,000.00	25,000.00
Loan Payable - David Berge	50,000.00	50,000.00
Loan Payable - Larry Colero	0.00	0.00
Loan Payable - Underdog	2,500.00	10,000.00
Total Loan Payable	**77,500.00**	**85,000.00**
Total Other Current Liabilities	**138,988.14**	**121,768.00**
Total Current Liabilities	**275,936.07**	**282,515.92**
Long-Term Liabilities		
2800 Convertible Note Payable	0.00	0.00
Full Non-Convertible Note @ 6% Int	400,804.42	377,631.61
Total 2800 Convertible Note Payable	**400,804.42**	**377,631.61**
2900 Due to Officer	30,409.75	30,409.75
Total Long-Term Liabilities	**431,214.17**	**408,041.36**
Total Liabilities	**707,150.24**	**690,557.28**
Equity		
3100 Equity and Equivalents		
3200 Paid-In Capital or Surplus	4,463.65	4,463.65
500 Startups SAFE	125,000.00	125,000.00
Common Stock	25,200.00	25,200.00
Preferred Stock		
Preferred Stock (converted)	1,155,536.00	1,155,536.00
Preferred Stock (sold)	655,129.00	655,129.00
Startengine	44,008.56	
Total Preferred Stock	**1,854,673.56**	**1,810,665.00**
SAFE 2016-2017	264,069.00	264,069.00
Total 3100 Equity and Equivalents	**2,273,406.21**	**2,229,397.65**
3300 Retained Earnings	-2,880,477.44	-2,583,118.56
Net Income	-56,340.89	-297,358.88
Total Equity	**-663,412.12**	**-651,079.79**
TOTAL LIABILITIES AND EQUITY	**$43,738.12**	**$39,477.49**

MaestroConference

Statement of Cash Flows

January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-56,340.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1500 Accounts Receivable	4,278.00
1000 Employee Advance	-400.00
1700 Prepaid Expense	-1,675.94
Contractor Advance Payment	187.94
2100 Accounts Payable	-21,910.12
Bank Financing:3561(3207) Capital One	-2,251.92
Bank Financing:WF Bus Card 4862 (was 7609)	362.05
2400 Deferred Revenue	28,632.34
2700 Accrued investor interest	2,000.00
Accrued investor interest:2.5% Accrued Quarterly Revenue	-5,111.85
Loan Payable:Loan Payable – Underdog	-7,500.00
Payroll Liabilities:CA PIT / SDI	42.09
Payroll Liabilities:Federal Unemployment (940)	-804.55
Payroll Liabilities:Federal Taxes (941/944)	-37.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,189.85**
Net cash provided by operating activities	**-60,530.74**
INVESTING ACTIVITIES	
1800 Rental Deposit	1,200.00
Net cash provided by investing activities	**1,200.00**
FINANCING ACTIVITIES	
Convertible Note Payable:Full Non-Convertible Note @ 6% Int	23,172.81
Equity and Equivalents:Preferred Stock:Startengine	44,008.56
Net cash provided by financing activities	**67,181.37**
NET CASH INCREASE FOR PERIOD	**7,850.63**
Cash at beginning of period	30,813.49
CASH AT END OF PERIOD	**$38,664.12**